BRF S.A. PUBLICLY HELD COMPANY CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 16269-2 ANNOUNCEMENT TO THE MARKET BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 44, as of August 23, 2021, announces to its shareholders and the market in general that it received, on October 13, 2023, after the market closed, a notice from Marfrig Global Foods S.A. (“Marfrig”) informing that it direct and indirectly holds 757,225,906 between common shares and American Depositary Receipts (“ADRs”), representing 45.0067% of the Company’s capital stock. Marfrig further declared that: (i) The acquisition referred above aims to increase Marfrig’s shareholding in BRF, does not aim to change the current shareholding control composition nor the administrative structure of the Company; and (ii) No contracts or agreements have been executed by Marfrig regulating the exercise of voting right or the purchase and sale of the Company’s securities. The original correspondence sent by Marfrig is attached to this Announcement to the Market. São Paulo, October 16, 2023. Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer

São Paulo, 13 de outubro de 2023.

**BRF S.A.**

Av. das Nações Unidas, n° 14401, 22º andar
CEP: 04730-090
São Paulo, SP, Brasil
At.: Fabio Luis Mendes Mariano - Vice-presidente de Finanças e DRI
Tel.: 55 (11) 2322-5377

**Ref.: Aquisição de Participação Acionária Relevante**

Prezados Senhores,

**MARFRIG GLOBAL FOODS S/A** (CNPJ/MF n.º 03.853.896/0001-40) ("**Marfrig**") vem, na forma do art. 12 da Resolução CVM n.º 44/2021, informar que passou a deter direta e indiretamente 757.225.906 entre ações ordinárias e American Depositary Shares (ADS) da BRF S.A, o que representa a participação de 45,0067% do total das ações de emissão da referida Companhia.

A Marfrig informa que a aquisição tem por objetivo incrementar a sua participação acionária na BRF, e não objetiva alterar a atual composição do controle ou a estrutura administrativa atual da BRF. A Marfrig informa, ainda, que não celebrou contratos ou acordos que regulem o exercício de direito de voto, ou a compra e venda de valores mobiliários de emissão da Companhia.

Atenciosamente,

**Tang David**
Vice-Presidente de Finanças e DRI
**Marfrig Global Foods S.A**

**CONTATOS RI**
Telefone: +55 (11) 3792-8907 www.marfrig.com.br/ri e-mail: ri@marfrig.com.br